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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                     The Aegis Consumer Funding Group, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   00760G 104
                                 (CUSIP Number)

                                  -------------

                                   Larry Carty
                              III Offshore Advisors
                                 191 Manor Drive
                                     Suite 3
                               Stateline, NV 89449
                                  (702)588-9453

                                  -------------

                                   David Bree
                                  III Fund Ltd.
                           c/o Admiral Administration
                               P.O. Box 32021 SMB
                           Anchorage Center -2nd Floor
                        Grand Cayman, Cayman Island, BWI
                                  (345)949-0704

                                  -------------

                                   David Bree
                                 III Global Ltd.
                           c/o Admiral Administration
                               P.O. Box 32021 SMB
                          Anchorage Center - 2nd Floor
                        Grand Cayman, Cayman Island, BWI
                                  (345)949-0704

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 18, 1999
             (Date of Event which Requires Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.  Name of reporting person; S.S. or I.R.S. identification no. of above person.

III Offshore Advisors ("III"), III Fund Ltd. ("Fund") and III Global Ltd. ("Global").

2.  Check the appropriate box if a member of a group. (a)   (b) X.
                                                         ---   ---
3.  SEC use only.

4.  Source of funds.

         WC

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]

6.  Citizenship or place of organization.

III is a Nevada general partnership. Fund and Global are Cayman Islands limited liability companies.

7. Number of shares beneficially owned by each reporting person with sole voting power.

After giving effect to the transactions reported herein, Fund beneficially owns five shares of the Issuer's Series C Preferred Stock, par value $.10 per share (the "Preferred Stock"). Such Preferred Stock is convertible into approximately 2,524,549 shares of Issuer's Common Stock (the "Common Stock"). III acts as Fund's investment advisor and, as a result, has the power to dispose of such Preferred Stock and Common Stock on behalf of Fund but has no voting rights with respect thereto.

After giving effect to the transactions reported herein, Global beneficially owns four shares of Preferred Stock. Such Preferred Stock is convertible into approximately 2,019,639 shares of Common Stock. III acts as Global's investment advisor and, as a result, has the power to dispose of such Preferred Stock and Common Stock on behalf of Global but has no voting rights with respect thereto.


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PLEASE SEE EXHIBIT "A" ATTACHED HEREWITH FOR THE FORMULA USED IN DETERMINING THE
NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE SERIES C PREFERRED STOCK -- the number of shares of Common Stock issuable upon conversion of the Preferred Stock will vary over time with changes in the market price of the Common Stock.

8. Number of shares beneficially owned by each reporting person with shared voting power.

        None

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

After giving effect to the transactions reported herein, Fund beneficially owns five shares of the Preferred Stock. Such Preferred Stock is convertible into approximately 2,524,549 shares of Common Stock. III acts as Fund's investment advisor and, as a result, has the power to dispose of such Preferred Stock and Common Stock on behalf of Fund but has no voting rights with respect thereto.

After giving effect to the transactions reported herein, Global beneficially owns four shares of Preferred Stock. Such Preferred Stock is convertible into approximately 2,019,639 shares of Common Stock. III acts as Global's investment advisor and, as a result, has the power to dispose of such Preferred Stock and Common Stock on behalf of Global but has no voting rights with respect thereto.

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

        None

11.  Aggregate amount beneficially owned by each reporting person.

After giving effect to the transactions reported herein, Fund beneficially owns five shares of the Preferred Stock. Such Preferred Stock is convertible into approximately 2,524,549 shares of Common Stock. III acts as Fund's investment advisor and, as a result, has the power to dispose of such Preferred Stock and Common Stock on behalf of Fund but has no voting rights with respect thereto.

After giving effect to the transactions reported herein, Global beneficially owns four shares of Preferred Stock. Such Preferred Stock is convertible into approximately 2,019,639 shares of Common Stock. III acts as Global's investment advisor and, as a result, has the power to dispose of such Preferred Stock and


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Common Stock on behalf of Global but has no voting rights with respect thereto.

III, as investment advisor to Fund and Global, owns indirectly nine shares of Preferred Stock and approximately 4,544,188 shares of Common Stock issuable upon the conversion of the Preferred Stock.

12.  Check box if the aggregate amount in Row (11) excludes certain shares. [ ]

13.  Percent of class presented by amount in Row (11).

                      8.42% - of the outstanding Common Stock
                              indirectly owned by Fund

                      6.73% - of the outstanding Common Stock
                              indirectly owned by Global

                     15.15% - of the outstanding Common Stock
                              indirectly owned by III as investment advisor

14.  Type of reporting person.

III - PN; Fund - CO; Global - CO



INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

          This statement relates to shares of common stock (CUSIP No.
00760G 104) (the "Common Stock") of The Aegis Consumer Funding Group, Inc. a Delaware corporation (the "Company"), issuable to Fund and Global upon conversion of the Company's outstanding Series C Preferred Stock (the "Preferred Stock") owned beneficially by Fund and Global respectively. The Company's executive officers are located at 200 North Cobb Parkway, Suite 428, Marietta, GA 30062.

Item 2.  Identity and Background

               No Change

Item 3.  Source and Amount of Funds or Other Consideration

               No Change


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Item 4.  Purpose of Transaction.

               No Change

Item 5.  Interest in Securities of the Issuer

          (a) Immediately following the transaction described in Item 5(c), Fund owned of record and beneficially five shares of Preferred Stock (convertible into 2,524,549 shares of Common Stock) and Global owned of record and beneficially four shares of Preferred Stock (convertible into 2,019,639 shares of Common Stock). III, as investment advisor to Fund and Global, owns such shares beneficially but not of record.

          (b) The Preferred Stock is not a voting security. In the event Fund converts the Preferred Stock it owns into Common Stock, Fund would have the sole power to vote such Common Stock. In the event Global converts the Preferred Stock it owns into Common Stock, Global would have the sole power to vote such Common Stock. III, as investment advisor to Fund and Global, has the sole power to dispose or direct the disposition of such Common Stock. In the event that Fund or Global exercises its right to terminate III as its investment advisor on 30 days notice, Fund or Global, as the case may be, would have the sole power to dispose or direct the disposition of such Common Stock.

          (c) Sale of Shares. On February 9, 1999 Fund and Global entered into a Stock Purchase Agreement pursuant to which Prairie Boy's Investment, Inc., a Florida corporation (the "Buyer") not affiliated with Fund, Global or III, purchased (i) 7,286,926 shares of Common Stock and seven shares of Preferred Stock from Fund and (ii) 5,849,061 shares of Common Stock and five shares of Preferred Stock from Global. On February 9, 1999 the 12 shares of Preferred Stock sold to the Buyer were convertible into an aggregate of 3,809,663 shares of Common Stock. In consideration for such purchase, Buyer issued to Fund its promissory note in the principal amount of $1,892,753.40 and to Global its promissory note in the principal amount of $1,496,376.40. The principal amount of such Notes are payable on February 10, 2000. The shares of Common Stock and Preferred Stock sold to the Buyer have been pledged by the Buyer to Fund and Global to secure the payment by the Buyer of the amounts due and payable on the Notes. The Notes are non-recourse to the Buyer so that upon any default in the payment of amounts due on the Notes the holder's sole remedy will be to foreclose on the pledge and thereby reacquire the record and beneficial ownership of the pledged Common and Preferred Stock.

          After giving effect to such transaction, Fund and Global will retain the record and beneficial owner of five and four shares, respectively of the Preferred Stock. On February 19, 1999 such Preferred Stock was convertible into an aggregate of approximately 15.15% of the outstanding Common Stock assuming


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no conversion of any other shares of Preferred Stock. See Exhibit A hereto.

          The Stock Purchase Agreement provides that the sale and purchase described therein is designed to result in the Buyer owning or having the right to acquire not less than 50.1% of the outstanding Common Stock of the Issuer. It is possible the conversion rate applicable to the Preferred Stock owned by Buyer may change so that the conversion of the Preferred Stock will not result in the Buyer owning such percentage. In that event, Fund and Global have agreed to sell the Buyer that number of additional shares of Preferred Stock which when converted would result in the Buyer owning 50.1% of the outstanding Common Stock. Fund and Global will not be required to sell more than five and four, respectively, shares of Preferred Stock pursuant to this provision.

          Fund, Global and the Buyer have also agreed that if such conversion rate changes so that on the date of conversion the Buyer would be entitled to receive in excess of 3,850,000 shares of Common Stock upon the conversion by Buyer of the Preferred Stock purchased by it, then the aggregate principal amount of the Notes will be increased by an amount equal to $.20 times such excess. Such aggregate increase, if any, will be proportionately allocated between the Notes based on their respective original principal amounts.

          (d) Not applicable

          (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the issuer

          III, Global and Fund have no contracts, arrangements, understandings or relationships between themselves with respect to any securities of the Issuer which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between or among them and the Issuer. However, III has in the past consulted, and can in the future be expected to consult with Global and Fund and with members of the Issuer's management concerning their respective investments in the Issuer. Warren B. Mosler, who indirectly is a general partner of III, and Robert H. Fasulo, a former principal of III, both served on Issuer's board of directors but have resigned as directors of the Issuer.


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Item 7.  Material to be filed as Exhibits

          Exhibit A - which demonstrates the conversion formula for the total of nine shares of Preferred Stock owned by Fund and Global, as if conversion occurred on the date hereof.

          Exhibit B - the Stock Purchase Agreement and exhibits thereto.












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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  III OFFSHORE ADVISORS



     2/24/99                      By:/s/Scott Wyler
------------------                --------------------------------
       Date                       Scott Wyler
                                  Compliance Officer



                                  III OFFSHORE ADVISORS, as
                                  Investment advisor to III Fund Ltd.
                                  and III Global Ltd.



     2/24/99                      By:/s/Scott Wyler
------------------                --------------------------------
       Date                       Scott Wyler
                                  Compliance Officer